Exhibit 99.1

Enerplus to Present at Barclays CEO Energy/Power Conference 2016

CALGARY, Sept. 1, 2016 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric G. Le Dain, Sr. Vice President, Corporate Development, Commercial, will provide an update on Enerplus' activities via a presentation at Barclays CEO Energy/Power Conference on Wednesday, September 7, 2016 at 9:05 am ET (7:05 am MT). Investors are invited to listen to a live webcast of the presentation at:

https://cc.talkpoint.com/barc002/090616a_js/?entity=47_7G1YJRU

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

About Us
Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on delivering profitable growth and income to its shareholders.

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: Please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp. Ian C. Dundas, President & Chief Executive Officer, Enerplus Corporation

CO: Enerplus Corporation

CNW 06:00e 01-SEP-16